Exhibit (a)(1)(A)

May 13, 2024

To the Holders of the Offering Warrants:

This letter is to inform you that Amprius Technologies, Inc. (the “Company”) is offering to holders of its outstanding (i) public warrants (the “Public Warrants”) to purchase up to 29,268,236 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and (ii) private warrants (the “Private Warrants” and together with the Public Warrants, the “Offering Warrants”) to purchase up to 16,400,000 shares of Common Stock, each exercisable for one (1) share of Common Stock at an exercise price of $11.50 per Offering Warrant, the opportunity to exercise for cash (and not on a cashless basis) their Offering Warrants at a temporarily reduced cash exercise price of $1.10 per Offering Warrant, upon the terms set forth in the enclosed Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc., dated May 13, 2024 (together with any amendments or supplements thereto, the “Offer to Exercise”). The Company’s outstanding private placement warrants (the “PIPE Warrants”) to purchase up to 2,052,500 shares of Common Stock, which are exercisable at a price of $12.50 per PIPE Warrant, are not eligible to be exercised at the reduced exercise price. All capitalized terms not defined in this letter shall have the meanings set forth in the Offer to Exercise.

The Company and Continental Stock Transfer & Trust Company, in its capacity as warrant agent for the Offering Warrants, entered into an amendment to the warrant agreement that governs the Offering Warrants, pursuant to which the cash exercise price of the Offering Warrants is temporarily reduced to $1.10 per Offering Warrant for the period that begins on May 13, 2024, which is the date the materials relating to the Offer to Exercise are first being sent to the holders of the Offering Warrants, and ends at 5:00 p.m. (Eastern Time) on June 11, 2024 (the “Expiration Date”), as may be extended by the Company in its sole discretion. Other than as set forth above, the terms of the Offering Warrants will remain unmodified and in full force and effect.

The purpose of the Offer to Exercise is to encourage the exercise for cash of the Offering Warrants by temporarily reducing the exercise price, which will provide funds to the Company for working capital, including to partially fund the Company’s development plans, and general corporate purposes. If all of the outstanding Offering Warrants subject to the Offer to Exercise are exercised for cash at this reduced exercise price, the Company would receive gross proceeds of approximately $50 million from such exercises.

The enclosed Offer to Exercise, together with the Election to Participate and Exercise Offering Warrants and the Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Exercise, including important conditions to the Offer to Exercise and instructions as to how you can participate and exercise your Offering Warrants. You should read all of the Offering Materials carefully before you decide whether to exercise any of your Offering Warrants. Among other conditions, the Offer to Exercise is conditioned on the Company having in place one or more effective registration statements under the Securities Act of 1933, as amended, covering the registering of, among other things, the offering of the shares of Common Stock upon exercise of the Offering Warrants, at the reduced cash exercise price of $1.10 per Offering Warrant. The Company has effective registration statements on Form S-3 (File Nos. 333-267683 and 333-271149) (the “Registration Statements” and, each, a “Registration Statement”) relating to, among other things, the offering of the issuance of shares of Common Stock upon exercise of the applicable Offering Warrants, and has filed with the Securities and Exchange Commission (“SEC”) a prospectus supplement to each Registration Statement (each, a “Supplement”) that covers the exercise of the applicable Offering Warrants at the reduced cash exercise price of $1.10 per Offering Warrant. Accordingly, the Registration Statements, each as supplemented by the applicable Supplement, reflect the terms of the Offering Warrants as modified by the Offer to Exercise.

You may elect to participate in the Offer to Exercise with respect to some, all, or none of your Offering Warrants, but Offering Warrants may be exercised only in whole numbers of shares of Common Stock and no fractional shares of Common Stock are issuable upon exercise of the Offering Warrants. Notwithstanding the temporary reduction of the exercise price of the Offering Warrants, during the offer period, holders of Offering Warrants may exercise such Offering Warrants at the initial exercise price of $11.50 per Offering Warrant following the procedures set forth in the Warrant Agreement, dated as of March 1, 2022, by and between the Company and Continental Stock Transfer & Trust Company, as amended, instruct Continental Stock Transfer & Trust Company, as the depository agent and our warrant and transfer agent (the “Depository Agent”), to issue the shares purchased pursuant to such Offering Warrant to you or your broker or nominee in book-entry form. If you choose not to participate in the Offer to Exercise, your original Offering Warrants will remain in effect, with an exercise price of $11.50 per Offering Warrant, following the Expiration Date.

In order to participate in the Offer to Exercise and exercise for cash an Offering Warrant to receive the number of shares of Common Stock issuable therefor at the temporarily reduced exercise price of $1.10 per Offering Warrant, you must deliver, or instruct your broker or other nominee to deliver on your behalf, before the Expiration Date, all of the applicable “Acceptance and Exercise Deliveries” as follows:

(i)	if you hold your Offering Warrants electronically in “street name” through a broker or other nominee having an account with the Depository Trust Company (“DTC”), to DTC:

a.	book-entry warrant certificate(s) evidencing your Offering Warrants to be exercised for cash in connection with the Offer to Exercise;

b.

an election to purchase, properly completed and executed by your broker or other nominee having an account with DTC, properly delivered to DTC in accordance with DTC’s procedures, or an agent’s message; and

c.

a payment in the amount equal to $1.10 per Offering Warrant multiplied by the number of Offering Warrants you elect to exercise, which payment will be made through the nominee who holds your Offering Warrants; or

(ii)	if you are the holder of record of your Offering Warrants, to the Depository Agent:

a.	a signed copy of the Election to Participate and Exercise Offering Warrants; and

b.

a payment in the amount equal to $1.10 per Offering Warrant multiplied by the number of Offering Warrants you elect to exercise, in the form of a certified check payable to Continental Stock Transfer & Trust Company as agent for the Company, or by wire transfer to the Company’s escrow account at the Depositary Agent, as set forth in the Election to Participate and Exercise Offering Warrants; and

(iii)	any other documents required by the Election to Participate and Exercise Offering Warrants.

The Depositary Agent must receive all of the Acceptance and Exercise Deliveries on or before the Expiration Date.

If you or your nominee properly tender (and do not validly withdraw) your Offering Warrants and the other Acceptance and Exercise Deliveries on or prior to the Expiration Date, promptly following the Expiration Date, we intend to accept your payment of the cash exercise price and your other Acceptance and Exercise Deliveries and direct the Depositary Agent to issue and deliver to you the number of shares of Common Stock issuable under your Offering Warrants at the temporarily reduced cash exercise price of $1.10 per Offering Warrant.

If you change your mind and do not want to participate in the Offer to Exercise, you or your nominee may withdraw your tender of the Offering Warrants at any time prior to the Expiration Date by notifying the Depositary Agent via the procedures described in the Offer to Exercise. In addition, if your Offering Warrants and other Acceptance and Exercise Deliveries have not been accepted by us prior to July 10, 2024, which is the 40th business day from commencement of the Offer to Exercise, you may withdraw your tender after that date. If you properly and timely withdraw your exercise, we will promptly (i) return your Offering Warrants, through return of your book-entry transfer to the account associated with your Election to Participate and Exercise Offering Warrants, and (ii) return the cash paid by you, or on your behalf, to exercise your Offering Warrant to the account associated with your Election to Participate and Exercise Offering Warrants, without interest thereon or deduction therefrom.

The Offer to Exercise is not being made to, nor will tenders be accepted from or on behalf of, holders of Offering Warrants residing in any jurisdiction in which the making of the Offer to Exercise or acceptance thereof would not be in compliance with the laws of that jurisdiction.

If you have any questions or require assistance in exercising your Offering Warrants, please contact D.F. King & Co., Inc., which is assisting us, toll-free at (866) 342-4883 or via email at AMPX@dfking.com.

Thank you for your time in reviewing this request.

Sincerely,

/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer
Amprius Technologies, Inc.

Enclosures:

Offer to Exercise

Election to Participate and Exercise Offering Warrants

Notice of Withdrawal

Prospectuses relating to Offering Warrants

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